
                                                                                Exhibit 12

                     GE GLOBAL INSURANCE HOLDING CORPORATION
                                AND SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges


                                                         Year ended December 31,
                                               --------------------------------------------
(In millions)                                   2001       2000     1999     1998     1997
                                               --------------------------------------------

Earnings:
   Earnings (loss) before income taxes
      and cumulative effect of change in
      accounting principle                     $(466)       605   $  988   $1,070   $  882

   Fixed charges:
      Minority interest in net earnings of
         consolidated subsidiaries (1)            89         88       88       85       83
     Interest expense (2)                        136        136      112       61       47
                                               -----       ----   ------   ------   ------
                                               $(241)      $829   $1,188   $1,216   $1,012
                                               =====       ====   ======   ======   ======

Fixed charges:
   Minority interest in net earnings of
      consolidated subsidiaries (3)             $137       $ 92     $121     $117     $113
   Interest expense (2)                          136        136      112       61       47
                                                ----       ----     ----     ----     ----
                                                $273       $228     $233     $178     $160
                                                ====       ====     ====     ====     ====

Ratio of earnings to fixed charges        See (4) below    3.64     5.10     6.83     6.33
                                          =============    ====     ====     ====     ====

(1) Minority interest in net earnings of consolidated subsidiaries includes earnings from purchased affiliates and dividends on subsidiary's preferred stock.

(2) Interest expense includes an amount for one-third of the annual rental expense, which the Company believes is a reasonable approximation of the interest factor for such rentals.

(3) The fixed charges amounts for minority interest in net earnings of consolidated subsidiaries represent the pretax earnings amounts which would be required to cover such fixed charges as calculated below:

                      Earnings From Purchased Affiliates or
                Subsidiary's Preferred Stock Dividend Requirement
                -------------------------------------------------
                             100% - Income Tax Rate

     The income tax rate is based on the relationship of the provision for income taxes to earnings before income taxes for the respective period.

(4) Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $514 million.


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